SETTLEMENT AGREEMENT

THIS AGREEMENT is made on the 26th day of July, 2007,

A M O N G:

JIRI NOR,

an individual residing in the City of Oakville, in the Province of Ontario

(hereinafter called “J. Nor”),

- and -

PETER NOR,

an individual residing in the City of Ottawa, in the Province of Ontario

(hereinafter called “P. Nor”),

- and -

ANTHONY DURKACZ,

an individual residing in the City of Toronto, in the Province of Ontario

(hereinafter called “Durkacz”),

- and -

MACNOR CORP.,

a corporation existing under the laws of the Province of Ontario

(hereinafter called “Macnor”),

- and -

FORTIUS RESEARCH AND TRADING CORP.,

a corporation existing under the laws of the Province of Ontario

(hereinafter called “Fortius”),

- and -

ASTRIS ENERGI INC.,

a corporation existing under the laws of the Province of Ontario

(hereinafter called “Astris”).

WHEREAS Astris has entered in an amended and restated asset purchase agreement dated July 12, 2007 (the “A&R APA”) with MKU Canada Inc. (“MKU”), whereby Astris will sell, assign and transfer to MKU, and MKU will purchase from Astris, certain of the assets of Astris, upon and subject to the terms and conditions contained in the A&R APA;

AND WHEREAS J. Nor, P. Nor and Durkacz are presently officers of Astris;

AND WHEREAS J. Nor and Durkacz are presently directors of Astris;

AND WHEREAS J. Nor is the registered and beneficial holder of all of the issued and outstanding shares in the capital of Macnor and Durkacz is the registered and beneficial holder of all of the issued and outstanding shares in the capital of Fortius;

AND WHEREAS J. Nor, P. Nor, Durkacz, Macnor and Fortius are collectively referred to herein as the “Settlement Parties”.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the grant by Astris of the options described herein, the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties covenant and agree as follows:

1.

Astris hereby confirms that the board of directors of Astris has granted the following options, such grants being conditional upon (a) the execution and delivery of the documents referred to in Sections 3 and 4 hereof, and (b) the completion of the purchase and sale transaction contemplated by the A&R APA (the “Closing”):

(i)

J. Nor or as he may direct - 750,000 options to purchase common shares in the capital of Astris;

(ii)

P. Nor or as he may direct - 375,000 options to purchase common shares in the capital of Astris; and

(iii)

Durkacz or as he may direct - 375,000 options to purchase common shares in the capital of Astris.

2.

The parties agree that the options referred to in Section 1 hereof shall vest upon the Closing, have a term of five years and be exercisable at USD$0.021 (being the closing price of the common shares in the capital of Astris (ASRNF:OTC BB) on July 25, 2007).  As soon as reasonably possible, Astris shall provide to each of J. Nor, P. Nor and Durkacz option agreements executed by Astris with respect to their respective option grants, which option agreements shall include all of the foregoing terms and other provisions equivalent to those applicable to grants of options pursuant to Astris' 2005 stock option plan; provided that, for greater certainty, such options cannot be cancelled by Astris and do not expire as a consequence of resignation or termination of employment of the recipients of the options.

3.

J. Nor agrees with Astris that, contemporaneously with the Closing, he will execute and deliver to Astris a release agreement in the form attached hereto as Exhibit “A”, a release and reconveyance in the form attached hereto as Exhibit “B”, a resignation in the form attached hereto as Exhibit “C” and an acknowledgement in the form attached hereto as Exhibit “D”.

4.

P. Nor agrees with Astris that, contemporaneously with the Closing, he will execute and deliver to Astris a release in the form attached hereto as Exhibit “A” and a resignation in the form attached hereto as Exhibit “E”.

5.

Each of the Settlement Parties agree with Astris that, upon the Closing, all options they may hold of any nature or kind whatsoever to purchase any equity interests in Astris, save and except for the options referred to in Section 1 hereof, shall be automatically cancelled.

6.

Each of the parties hereto shall sign such further and other papers, cause such meetings to be held, exercise their vote and influence, and do and perform and cause to be done and performed, such further and other acts and things that may be necessary or desirable in order to give full effect to this Agreement and every part thereof.

7.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

8.

This Agreement may be executed in counterparts (including by facsimile), each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF this Agreement has been executed by the parties.

SIGNED, SEALED AND DELIVERED

in the presence of:

____________________________________

Witness

/s/ Jiri Nor

_______________________________________

JIRI NOR

____________________________________

Witness

/s/ Peter Nor

_______________________________________

PETER NOR

____________________________________

Witness

/s/ Anthony Durkacz

_______________________________________

ANTHONY DURKACZ

MACNOR CORP.

Per:

 /s/ Jiri Nor

________________________________

Name: Jiri Nor

Title: President

FORTIUS RESEARCH AND TRADING CORP.

Per:

 /s/ Anthony Durkacz

_________________________________

Name: Anthony Durkacz

Title: President

ASTRIS ENERGI INC.

Per:

 /s/ Brian Clewes

________________________________

Name: Brian D. Clewes

Title: CFO

EXHIBIT “A”

RELEASE AGREEMENT

(see attached)

RELEASE AGREEMENT

THIS AGREEMENT is made the ____ day of July, 2007.

JIRI NOR

- and -

PETER NOR

- and -

ANTHONY DURKACZ

- and -

MACNOR CORP.

- and -

FORTIUS RESEARCH AND TRADING CORP.

(herein, collectively called the “Consultants”, each a “Consultant”)

- and -

ASTRIS ENERGI INC.

(herein called “Astris”)

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.

Each of the Consultants hereby acknowledges receipt from Astris of payment and satisfaction in full of all indebtedness and obligations of Astris and/or its subsidiaries owing to such Consultant.

2.

Each of the Consultants hereby remises, releases, and forever discharges Astris and its subsidiaries, and their respective directors, officers, employees, consultants, agents and professional advisors, from and against all manner of actions, causes of action, deeds, suits, proceedings, debts, dues, duties, accounts, covenants, contracts, claims, demands, damages and liabilities whatsoever both in law and in equity which he ever had, now has or hereafter can, shall or may have for or by reason of or in respect of any cause, act, matter or thing whatsoever existing up to and including the date hereof, whether as an employee, consultant, shareholder, director, officer or on any other basis whatsoever.

3.

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal legal representatives and successors, as applicable.

4.

The Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.

This Agreement may be executed in counterparts (including by facsimile), each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

6.

Time is the essence hereof.

[THE REMAINDER OF THE PAGE HAS INTENTIONALLY BE LEFT BLANK]

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first above written.

___________________________

_________________________ l/s

Witness

JIRI NOR

___________________________

_________________________ l/s

Witness

PETER NOR

___________________________

_________________________ l/s

Witness

ANTHONY DURKACZ

ASTRIS ENERGI INC.

By: _______________________

       Name:

       Title:

MACNOR CORP.

By: _______________________

       Name:

       Title:

FORTIUS RESEARCH AND TRADING CORP.

By: _______________________

       Name:

       Title:

EXHIBIT “B”

RELEASE AND RECONVEYANCE

(see attached)

RELEASE AND RECONVEYANCE

THIS AGREEMENT is made the ____ day of July, 2007.

BETWEEN:

JIRI NOR

(herein called “Nor”)

- and -

ASTRIS ENERGI INC.

(herein called “Astris”)

WHEREAS in connection with certain obligations owing from time to time by Astris and/or its subsidiaries to Nor, Nor may have been granted security by Astris and/or its subsidiaries (the “Security”);

AND WHEREAS in connection with the closing of the sale of assets by Astris to MKU Canada Inc., MKU Canada Inc. has repaid, on behalf of Astris, all of the obligations of Astris and/or its subsidiaries to Nor.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.

Nor hereby acknowledges receipt from Astris of payment and satisfaction in full of all indebtedness and obligations of Astris and/or its subsidiaries to him.

2.

Nor hereby releases the Security, and hereby reconveys in favour of the Astris and/or its subsidiaries all property and assets which were thereby conveyed, assigned, transferred, mortgaged, pledged and charged or otherwise encumbered.

3.

Nor hereby remises, releases, and forever discharges Astris and its subsidiaries, and their respective directors, officers, employees, consultants and agents, from and against all manner of actions, causes of action, deeds, suits, proceedings, debts, dues, duties, accounts, covenants, contracts, claims, demands, damages and liabilities whatsoever both in law and in equity which he ever had, now has or hereafter can, shall or may have for or by reason of or in respect of any cause, act, matter or thing whatsoever existing up to and including the date hereof.

4.

Nor agrees that he will from time to time execute and deliver to Astris such releases, discharges, documents and further assurances as may be necessary or desirable in order to accomplish the spirit and intention of the foregoing, or for the purpose of recording the release of the Security and the reconveyance of all property and assets as contemplated herein.

5.

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal legal representatives and successors, as applicable.

6.

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.

This Agreement may be executed in counterparts (including by facsimile), each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first above written.

_______________________________

Witness

_______________________________ l/s

JIRI NOR

ASTRIS ENERGI INC.

By:_______________________________

Name:

Title:

EXHIBIT “C”

RESIGNATION - J. NOR

(see attached)

RESIGNATION

TO:

ASTRIS ENERGI INC. (the “Corporation”)

AND TO:

Its Directors and Shareholders

I hereby tender my resignation as a director and officer of the Corporation effective immediately.

DATED the _____  day of July, 2007.

JIRI NOR

EXHIBIT “D”

ACKNOWLEDGEMENT

(see attached)

ACKNOWLEDGEMENT

July __, 2007

TO:

ASTRIS ENERGI INC.

AND TO:

MKU CANADA INC.

In connection with the closing of the transactions contemplated by that certain Amended and Restated Asset Purchase Agreement by and between Astris Energi Inc. (“Seller”) and MKU Canada Inc. (“Buyer”), the Buyer shall pay a portion of the purchase price, $50,000 (CANADIAN), in immediately available funds to the undersigned, Jiri Nor, on behalf of the Seller.  The undersigned acknowledges and agrees, that upon receipt of such amount, all amounts owed to him by Seller and/or Buyer (and/or any affiliate of either Buyer or Seller) shall be satisfied in full, and that all liens (if any) relating thereto shall automatically terminate, and any instruments evidencing such amount due (if any) automatically shall be cancelled; provided, however, that to the extent that any actions are required to terminate such liens or cancel such instruments, the undersigned agrees to take all such actions promptly.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF, the undersigned has executed this acknowledgement as of the date first above written.

Jiri Nor

EXHIBIT “E”

RESIGNATION - P. NOR

(see attached)

RESIGNATION

TO:

ASTRIS ENERGI INC. (the “Corporation”)

AND TO:

Its Directors

I hereby tender my resignation as an officer of the Corporation effective immediately.

DATED the _____ day of July, 2007.

PETER NOR